Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(As of April 1, 2026)


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Sustainable Society Realization Committee
IT Risk Management Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
SFE Criteria Committee
SFE Committee
International Affairs Division
Research Division
System Division
Corporate Management & Planning Dept.
Sustainable Finance Evaluation Marketing & Promotion Dept.
Structured Finance Marketing & Promotion Dept.
International Business Marketing & Promotion Dept.
Marketing Planning & Administration Division
Global Marketing Dept.
Market Data Analysis Division
Translation Division
Information Services Dept.
R & D Dept.
SFEG Public Relations Office
Sustainability Verification Division
Impact Analysis Division
SFEG Evaluation Dept.
SFEG Evaluation Planning Dept.
Sustainable Finance Evaluation Group
International Dept.
Structured Finance Dept. III
Structured Finance Dept. II
Structured Finance Dept. I
Public Sector Rating Dept.
SME Rating Division
Corporate Rating Dept. II
Medical & Educational Institution Rating Division
Corporate Rating Dept. I
Financial Institution Rating Dept.
Hybrid Finance Dept.
Rating Administration Dept.
Financial Technology Division
Rating Planning Dept.

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all Departments, divisions and groups of the company	Division Manager/ Shigeo Sugiyama
Compliance Management Division	Assistance to the Chief Compliance Officer	Division Manager/ Seiko Hattori
Rating Planning Dept.	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager, Head/ Shigenobu Tonomura
Financial Technology Division	Planning and formulation related to actuarial matters for rating, etc.	Division Manager/ Syo Onari
Rating Administration Dept.	Providing administrative services to rating-related Committees and rating operations	General Manager, Head/ Kengo Sakaguchi
Hybrid Finance Dept.	Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments	General Manager, Head/ Kiichi Sugiura
Financial Institution Rating Dept.	Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group	General Manager, Head/ Tomohiro Miyao
Corporate Rating Dept. I	Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division	General Manager, Head/ Takeshi Rikawa
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Division Manager/ Shigenobu Tonomura
Corporate Rating Dept. II	Rating operations for residents (mainly manufacturing), Management of SME Rating Division	General Manager, Head/ Masayoshi Mizukawa
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Hajime Inoue
Public Sector Rating Dept.	Rating operations on the public sector, Research and studies on the public sector	General Manager, Head/ Takeshi Rikawa
Structured Finance Dept. I	Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization.	General Manager, Head/ Yoshinori Namioka
Structured Finance Dept. II	Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT.	General Manager, Head/ Takanori Akiyama
Structured Finance Dept. III	Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc.	General Manager, Head/ Yoshinori Namioka
International Dept.	Rating operations for non-resident entities	General Manager, Head/ Kiichi Sugiura
Sustainable Finance Evaluation Group	Overall coordination between departments and office regarding sustainable finance evaluation operation	Head of the Group/ Mikiya Kubota
SFEG Evaluation Planning Dept.	Planning basic policies related to sustainable finance evaluation, formulation of evaluation methods and standards, expressing opinions externally	General Manager, Head/ Daisuke Sato
SFEG Evaluation Dept.	Evaluation operations for sustainable finance, research and study on evaluation operations, expressing opinions externally	General Manager, Head/ Rieko Kikuchi
Impact Analysis Division	Formulation of evaluation methods for impact finance	Division Manager/ Hiroshi Kawagoe
Sustainability Verification Division	Verification of sustainable finance and Greenhouse Gas emissions	Division Manager/ Fuyuki Tamagawa
SFEG Public Relations Office	Planning and editing related to public relations of sustainable finance evaluation, and holding the trainings and seminars related to sustainable finance	Division Manager/ Fuyuki Tamagawa

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
R&D Dept.	Research and development of new ESG products Research and development related to the promotion of digital transformation, including the use of AI Research and development of businesses other than credit rating business	General Manager, Head/ Yoshinori Namioka
Information Services Dept.	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company	General Manager, Head/ Hajime Oyama
Translation Division	English translation of published matters and in-house documents	Division Manager/ Yoshitaka Goto
Market Data Analysis Division	Organizing and analyzing the data related to the market coverage of ratings and sustainable finance etc.	Division Manager/ Hajime Oyama
Global Marketing Dept.	Promotion of rating business for resident, non-resident, structured finance and sustainable finance evaluation business Planning and formulation of basic policies for such promotion Promotion of business, such as consignment research and studies and other items Planning and formulation of fees structures Development of new business initiatives and the planning and formulation of the basic policies related thereto.	General Manager, Head/ Kazuhiro Hatano
Marketing Planning & Administration Division	Organizing and analyzing the data of fee revenue and promoting and planning of business related to ratings and sustainable finance etc.	Division Manager/ Kenichiro Nagaoka
International Business Marketing & Promotion Dept.	Promotion of rating business for non-resident Planning and formulation of basic policies for such promotion Planning and formulation of rating fees structures for non-resident Development of new business initiatives for non-resident and the planning and formulation of the basic policies related thereto.	General Manager, Head/ Seiko Nakamura, Kazuhiro Hatano
Structured Finance Marketing & Promotion Dept.	Promotion of structured finance rating Planning and formulation of basic policies for such promotion Planning and formulation of structured finance rating fees structures Development of new business initiatives for structured finance rating and the planning and formulation of the basic policies related thereto.	General Manager, Head/ Kenji Kamoi, Kazuhiro Hatano
Sustainable Finance Evaluation Marketing & Promotion Dept.	Promotion of sustainable finance evaluation business Planning and formulation of basic policies for such promotion Planning and formulation of evaluation fee structures Planning and formulation of education and training programs for evaluation business	General Manager, Head/ Kazumasa Hagihara
Corporate Management & Planning Dept.	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees	General Manager, Head/ Nobuyuki Kato
System Division	Planning, development and maintenance management related to overall systems	Division Manager/ Masaki Tawada
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Shigeo Sugiyama
International Affairs Division	Collecting and managing information on international affairs, discussing with related departments, and deciding on response policies	Division Manager/ Seiko Nakamura

(As of April 1, 2026)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Haruki Iinuma Director	Outside Director
Hideji Sugiyama Director	Outside Director
Kiichiro Masui Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Kazuhiro Hatano Managing Executive Officer	Global Marketing Department (as a General Manager, Head) International Business Marketing & Promotion Department (as a General Manager, Head) Structured Finance Marketing & Promotion Department (as a General Manager, Head) Sustainable Finance Evaluation Marketing & Promotion Department Matters directly requested from the President
Yoshinori Namioka Managing Executive Officer	Structured Finance Department I (as a General Manager, Head) Structured Finance Department II Structured Finance Department III (as a General Manager, Head) R & D Department (as a General Manager, Head) Matters directly requested from the President
Mikiya Kubota Managing Executive Officer	Sustainable Finance Evaluation Group (as a Head of the Group) Matters directly requested from the President
Kiichi Sugiura Managing Executive Officer	Hybrid Finance Department (as a General Manager, Head) International Department (as a General Manager, Head) Matters directly requested from the President
Tomohiro Miyao Executive Officer	Financial Institution Rating Department (as a General Manager, Head) Matters directly requested from the President
Rieko Kikuchi Executive Officer	Sustainable Finance Evaluation Group (SFEG) (as a Deputy Head of the Group) SFEG Evaluation Department (as a General Manager, Head) Matters directly requested from the President
Nobuyuki Kato Executive Officer	Corporate Management & Planning Department (as a General Manager, Head) Matters directly requested from the President
Takeshi Rikawa Executive Officer	Corporate Rating Department I (as a General Manager, Head) Corporate Rating Department II Public Sector Rating Department (as a General Manager, Head) Matters directly requested from the President
Shigenobu Tonomura Executive Officer	Rating Planning Department (as a General Manager, Head) Rating Administration Department Matters directly requested from the President

(As of April 1, 2026)

JCR does not register the class of asset backed securities as NRSRO ratings.